NEWTON INVESTMENT MANAGEMENT NORTH AMERICA LLC

BNY Mellon Center

One Boston Place

201 Washington Street

Boston, MA 02108

May 31, 2023

BNY Mellon ETF Investment Adviser, LLC
240 Greenwich Street
New York, New York 10286

Ladies and Gentlemen:

In connection with the services provided by Newton Investment Management North America LLC ("NIMNA") to the registered investment companies listed on Schedule 1 hereto, as such Schedule may be revised from time to time with the prior written agreement of BNY Mellon ETF Investment Adviser, LLC (the "Adviser") and NIMNA (collectively, the "Funds"), NIMNA desires to engage Newton Investment Management Limited ("NIMNA Agent"), an affiliate of the Adviser and NIMNA and an investment adviser organized under the laws of England, to provide certain advisory services to NIMNA for the benefit of the Funds, including, but not limited to, portfolio management services (the "Delegated Services"). For the avoidance of doubt, NIMNA Agent is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. A description of the Delegated Services is set forth on Schedule 2 hereto, as such Schedule may be revised from time to time with the prior written agreement of the Adviser and NIMNA.

Schedule 1 hereto also contains a list of NIMNA Agent's employees who will be primarily responsible for the day-to-day management of each Fund's portfolio (each, a "Portfolio Manager"). NIMNA or NIMNA Agent will provide an updated Schedule 1 (with additions and/or deletions as necessary) promptly upon the addition or removal of any such Portfolio Manager. For the avoidance of doubt, any change to the list of NIMNA Agent's employees who serve as a Portfolio Manager to a Fund, other than an employee who voluntarily terminates their employment with NIMNA, will require the prior written approval of the Adviser.

To the extent NIMNA engages the NIMNA Agent, no additional charges, fees or other compensation will be paid by the Funds or the Adviser for the Delegated Services and neither the Funds nor the Adviser will incur any expenses in connection with the performance of the Delegated Services as a result of such engagement.

Effective as of the date it engages the NIMNA Agent, NIMNA agrees that it shall remain liable for the acts and omissions of the NIMNA Agent to the same extent as if such acts and omissions were its own. NIMNA shall indemnify and hold harmless the Adviser and each Fund, and each of their directors, officers, employee, agents, and controlling persons (as described in Section 15 of the Securities Act of 1933, as amended) (each, an "Indemnified Party") for any and all losses, claims, damages, liabilities, expenses (including the reasonable costs of investigation and reasonable attorneys' fees and expenses as such expenses are incurred), or litigation (including reasonable legal and other expenses) (each, a "Loss") to which they may become subject as a result of NIMNA's use of, or the conduct of, the NIMNA Agent in providing the Delegated Services in respect of the Funds as if the acts and omissions of such NIMNA Agent were NIMNA's own, provided that:

1.	NIMNA shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by a Fund, a Fund’s shareholders, or the Adviser, provided that nothing herein shall be deemed to protect or purport to protect NIMNA against any liability to the Adviser, a Fund, or a Fund’s shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of the Delegated Services, or by reason of NIMNA Agent’s reckless disregard of its obligations and duties in connection with such Delegated Services.
2.	if any third party makes a claim or notifies an intention to make a claim against an Indemnified Party which may reasonably be considered likely to give rise to a liability under this indemnity (a "Claim"), the Indemnified Party shall (a) as soon as reasonably practicable, give written notice of the Claim to NIMNA, specifying the nature of the Claim in reasonable detail, (b) give NIMNA access to any relevant accounts, documents and records within the power or control of the Indemnified Party, so as to enable NIMNA to examine them and to take copies (at NIMNA's expense) for the purpose of assessing the Claim and (c) not make any admission of liability, agreement, or compromise in relation to the Claim without the prior written consent of NIMNA (such consent not to be unreasonably conditioned, withheld, or delayed); provided, however, that the good faith failure so to notify NIMNA pursuant to (a) above and provide access to the relevant accounts, documents, or records pursuant to (b) above will not relieve NIMNA from its indemnity obligations hereunder, except to the extent the interests of NIMNA have been prejudiced as a proximate result of a failure to provide the required notice and access to the relevant accounts, documents or records; and
3.	the Indemnified Party shall seek to mitigate any damages for which NIMNA may become responsible, including giving notice of a Loss which in timing and content is commercially reasonable under the circumstances when such notice could provide NIMNA with an opportunity to remediate the Loss.

Each Fund is expressly made a third party beneficiary of this letter agreement with rights to the same extent as if it had been a party hereto. This letter agreement shall cease to apply upon termination of the provision of services by NIMNA to the Funds.

Please sign this letter below to confirm our agreement with respect to these matters.

Very truly yours,

NEWTON INVESTMENT MANAGEMENT

NORTH AMERICA LLC

By: /s/ Michael Germano__________

Michael Germano
Chief Executive Officer

Accepted:

BNY MELLON ETF INVESTMENT ADVISER, LLC

By: /s/ Sarah S. Kelleher__________

Sarah S. Kelleher

Vice President

SCHEDULE 1

Funds Portfolio Manager(s)

BNY Mellon ETF Trust

BNY Mellon Global Infrastructure Income ETF

BNY Mellon Women's Opportunities ETF

BNY Mellon Innovators ETF

BNY Mellon ETF Trust II

BNY Mellon Dynamic Value ETF

Revised as of September 25, 2024

SCHEDULE 2

Delegated Services to be Provided by NIMNA Agent

•	Portfolio management services
•	Investment research services

As of May 31, 2023